Exhibit 99.7

NICE Robotic Process Automation Announces Partnership with CallVU to Drive Seamless End-to-End Customer Experience

Collaboration delivers visual engagement in the front end with intelligent automation of back end processes, accelerating time to value by rapidly improving service quality and back-office efficiencies

Hoboken, N.J., March 13, 2019 – NICE (Nasdaq: NICE) today announced a partnership between NICE Robotic Process Automation (RPA) and CallVU to offer visually enriched IVR (Interactive Voice Response) and digital customer engagement at the front end, together with smart automation of complex back end processes. The integrated offering enables organizations to gain greater operational efficiencies such as increased processing speed and accuracy, while offering end customers seamless and visually improved digital interactions via the mobile device.

Although most organizations have invested significantly in making enhanced digital channels available to their customers, in the call center, voice continues to be the primary channel for engagement. This partnership allows organizations to offer their customers the option to select an additional digital engagement layer when dialing into call centers. When selected during the IVR process, this layer triggers the sending of a URL to the customer's smart device and enables a visually enriching experience via screen sharing and multimedia, thus improving first call resolution and driving up customer satisfaction. CallVU's Digital Engagement enables organizations to offer self-service options in cases of high volume and low value tasks which are more repetitive. For more complex, higher value tasks, requiring the assistance of a human employee, such as applying for a loan or opening a bank account, employees can leverage and share digital content with the customer in real-time. For example, a contract can be displayed on the customer’s smart device via a screen share, which can then be signed in real-time. NICE’s RPA robots then automatically complete the interaction in the back end by updating all the relevant enterprise applications.

Integrating NICE RPA's AI infused attended and unattended robots with CallVU's digital engagement technologies, allows organizations to provide their customers the joint value of more intelligent and visually enhanced interactions coupled with the efficiency and accuracy of RPA. The collaborative offering creates an automated self-service loop for the end customer, enabling organizations to accelerate high value processes and minimize repetitive, low value, manual activity, while enhancing engagement amongst employees and driving an improved, richer customer experience.

Barry Cooper, President, NICE Enterprise Product Group, said, "Delivering value through innovation has always been paramount for NICE.  As such, we're excited to partner with CallVU to achieve even higher levels of innovation, offering greater operational efficiencies across the front and back-office environments and driving a higher quality of service.  NICE RPA’s powerful robots simplify complex operational processes by seamlessly executing tasks in the background, thus empowering customer interaction agents to focus on what really matters.  This enables organizations to not only improve productivity but also drive a superior customer experience.

Ori Faran, Founder and CEO of CallVU said, “NICE is a leader in enterprise software and we are proud to extend our partnership and bring more value to organizations worldwide. Customers today are looking for always-on, personalized services that require no wait time and can be managed end-to-end on their smartphones. With our combined solution we are essentially transforming every customer interaction into a visual, digital engagement. This will enable companies to increase the usage of digital content, expedite customer issue resolution and increase sales conversions, while differentiating themselves through unmatched user experiences.”

About CallVU
CallVU, a leader in digital customer engagement empowers global organizations to improve customer experiences and operational efficiency through digital transformation. CallVU’s advanced platform is deployed by leading organizations worldwide, helping them to automate a wide range of customer journeys as well as sales and customer support processes.  By transforming every customer interaction into a digital engagement, CallVU’s solutions enable companies to increase the usage of digital content, expedite customer issue resolution and increase sales conversions.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.